Exhibit 99.3

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Reports Q1 2011 Record Cloud Revenue Up 51%

Compared to Q1 2010

Q1 2011 Operating Cash Flow Increased to $8.9 million, a 62 Percent improvement over the same quarter last year

SHANGHAI, ATLANTA, May 19, 2011 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, today announced financial results for the quarter ended March 31, 2011. For the first quarter of 2011, Non-GAAP revenue(a) was $52.6 million and Non-GAAP net income(a) was $3.1 million, or $0.11 in Non-GAAP earnings per share(a), compared to Non-GAAP revenue of $51.7 million and Non-GAAP net income of $8.0 million, or $0.28 in Non-GAAP earnings per share in the first quarter of 2010.

In the first quarter of 2011, CDC Software continued to invest strongly in sales and marketing and research and development (R&D) for both its on-premise and cloud segments, and reported record revenue and SaaS bookings in its Cloud business. For the first quarter of 2011, CDC Software’s Cloud business reported Non-GAAP revenue of $6.8 million, an increase of 51 percent from $4.5 million in the first quarter of 2010. The Cloud segment reported negative Adjusted EBITDA(a) of $206,000 in the first quarter of 2011, compared to Adjusted EBITDA of $1.2 million in the first quarter of 2010. Earnings in the first quarter of 2011 have continued to be impacted by increased investments in sales and marketing and R&D. As previously discussed, CDC Software believes earnings in 2011 will be lower than 2010 given the company’s increased investments in its cloud-based assets.

Operating cash flow for the quarter ended March 31, 2011 increased 62 percent to $8.9 million, compared to $5.5 million for the quarter ended March 31, 2010. DSOs (days sales outstanding) in the first quarter of 2011 was 73 days, compared to 80 days for the first quarter of 2010. CDC Software had cash on hand of $34.9 million as of March 31, 2011 and minimal debt.

First quarter 2011 application sales, which is comprised of license revenue plus Secured Total Contract Value (STCV) for Software-as-a-Service (SaaS) sales secured, increased more than 52 percent to $12.5 million during the first quarter of 2011, from $8.2 million in the first quarter of 2010. Application sales for the first quarter of 2011 included license revenue of $6.4 million and

STCV, or bookings, for Software-as-a-Service (SaaS) sales of $6.1 million, compared to license revenue of $7.9 million and STCV of $260,000 in the first quarter of 2010. STCV is the contract dollar amount for the duration of the contracts for all SaaS contracts secured, including new logo contracts, upsell, rental, as well as all renewals received by the end of the quarter.

First quarter 2011 Total Contract Backlog (TCB) increased approximately 6 percent to $144.7 million, compared to $136.6 million in the fourth quarter of 2010. Cloud TCB in the first quarter of 2011 was at its highest levels since the company started its Cloud business in the fourth quarter of 2009. TCB is the sum of the remaining revenue value of SaaS and term license or rental contracts through the end of their respective terms, the value of contracted renewals for current SaaS and rental contracts based on 12 months of value, plus maintenance revenues from existing contracts over the previous 12 months. Also, the number of enterprise and SaaS deals in the first quarter of 2011 increased by approximately 16 percent to 340, from 294 in the first quarter of 2010.

Total Non-GAAP recurring revenue(a), which CDC Software defines as Non-GAAP maintenance(a) plus SaaS revenue, increased approximately 8 percent to $30.2 million in the first quarter of 2011, from $28.0 million in the first quarter of 2010. Maintenance retention rates continued to be strong at more than 90 percent for the first quarter of 2011. First quarter 2011 services revenue was $14.9 million, compared to $14.8 million in the first quarter of 2010. During the first quarter of 2011, approximately 57 percent of license revenue was derived from North America, 28 percent from EMEA, and 15 percent from Asia/Pacific.

Adjusted EBITDA was $5.6 million in the first quarter of 2011, compared to $10.6 million in the same period in 2010. First quarter 2011 Adjusted EBITDA margin(a) was 11 percent, compared to 20 percent in the same period in 2010. In addition to the significant investments in our Cloud business, especially in sales and marketing and R&D, Adjusted EBITDA in the first quarter of 2011 also was impacted, in part, by expenses related to the integration of acquired businesses acquisitions and legal expenses.

“During the first quarter of 2011, we saw solid growth in our Cloud business despite the first quarter typically being lower than other quarters,” said Bruce Cameron, president of CDC Software. “While our profitability was impacted primarily by the upfront costs associated with our Cloud investments, which we expect to continue in the foreseeable future, we are positioning ourselves for higher organic growth in that business. Our increased marketing investments also included a totally re-designed website and several scheduled user conferences, trade shows and marketing programs. We believe that we are starting to see returns on these investments. Our recurring revenue as a percentage of total revenue in the first quarter of 2011 was at 57 percent, compared to 48 percent in the first quarter of 2009, and we believe that will continue to grow. As we have previously stated, our strategy is to develop recurring revenue streams reaching closer to 70 percent of total revenue over the next few years, after completion of our planned SaaS acquisitions and our strategic investments in SaaS companies.

Cameron added, “During the first quarter of 2011, our revenue from partnership and strategic alliances represented a strong 23 percent of total license revenue. Additionally, CDC Software continued to grow its business in emerging markets like India, where it won its largest license deal of the first quarter. In fact, we have been stepping-up our sales and marketing activities in markets such as Germany, Brazil, Australia, China, India, Poland and Russia, which we believe hold solid sales potential for our solutions. The company has also been seeing a solid trend of new business, which was up to 34 percent of license revenue in the first quarter of 2011, its highest levels in three years. Our total pipeline so far in 2011 is up to $81.5 million, compared to $79.7 million in the first quarter of 2010, with our cloud pipeline increasing approximately 20 percent to $19.9 million, compared to $17.7 million in the same period in 2010.”

Cloud Highlights:

CDC Software’s Cloud business provides global SaaS applications with functionality in ERP, member management, e-Commerce, supply chain and global trade management. Specifically, the Cloud business includes the CDC gomembers, CDC eCommerce and CDC TradeBeam product lines. During the first quarter of 2011, the Cloud business reported total Non-GAAP revenue of $6.8 million, of which $4.7 million was SaaS revenue, an increase of 114 percent compared to SaaS revenue of $2.2 million in the first quarter of 2010.

New cloud products delivered in the first quarter of 2011 included Ross in the Cloud, the cloud version of the company’s popular ERP suite of applications, and new version releases of TradeBeam, CDC eCommerce and CDC gomembers.

During the first quarter of 2011, six of the top 10 SaaS deals were from the company’s TradeBeam product line, and included a six figure deal with a major air express transportation carrier. In addition to the transportation and third party logistics markets, other top 10 deals for the first quarter of 2011 were from the aerospace/automotive, non-profit/associations, retail/wholesale, manufacturing and telecom/broadcasting markets.

“We believe these strong metrics indicate impressive progress and traction within our Cloud business so far in 2011,” Cameron said. We continue to believe the cloud market will experience significant growth over the next five years. For these reasons, we have been increasing our investment in this fast growth business which requires a different operational focus, expertise and management approach than our on-premise business.”

On-Premise Highlights:

During the first quarter of 2011, CDC Software introduced several new products and version upgrades for its core on-premise ERP, supply chain management and complaint management applications. Other new products included Pivotal Sales Force Automation, a new sales module for the Pivotal 6.0 CRM platform and Ross version 6.4.3 which includes new functionality in export documentation, reporting, enhancements in sales order processing and new translations in Chinese. Major sales wins in the first quarter of 2011 included a new Pivotal CRM deal to a large financial services company in India; an installed-base CDC Factory deal to a leading natural products customer; a new Ross ERP deal to a life sciences company and an installed-base CDC Respond deal to a major U.K.-based financial services company.

Earlier this month, CDC Software held two U.S. user conferences for its two main product lines. At both user conferences, the full line of CDC Software solutions were showcased in numerous sessions where cross-selling opportunities were highlighted. User conferences for other product businesses, as well as international customers, are planned throughout the remainder of the year.

CDC Software hosted CDC Galaxy, its CRM user conference, where more than 200 attendees converged to hear about the Pivotal CRM roadmap and its cloud strategy. According to Pivotal customer Tom Dobbe, vice president of Farm Credit Services of America, “The very best thing about this conference was the natural environment it creates for users to network – with CDC Pivotal, your partners, your prospects, and all of us customers.”

Also this month, nearly 200 Ross ERP customers and partners attended Ross SIG, a conference sponsored by the user community of Ross Systems. At this venue, CDC Software presented its Statement of Direction for Ross ERP that includes the planned launch of Ross ERP 7.0, its next generation of ERP solutions. One metals manufacturer and long-time Ross customer commented about the Ross user conference, “I left San Antonio with an overwhelming “team” feeling. It was great to mingle with everyone in Ross and to hear how CDC and Ross are working with the users.”

Strategic Alliance Program:

Another key part of CDC Software’s growth strategy for both its on-premise and Cloud businesses is its Strategic Alliance Program. For the first quarter of 2011, strategic alliance partnership revenue grew 65 percent, compared to the first quarter of 2010. During 2010, CDC Software added a new original equipment manufacturer (OEM) partner, Compusoft Development, a developer of ERP reporting solutions. In December 2010, CDC Software signed an OEM partnership agreement with MIR3, a developer of real-time Intelligent Notification software, which is expected to help CDC Software products expand into the IT service management and crisis management markets. In the first quarter of 2011, seven new deals have closed under this partnership.

Through its Alliance Program, CDC Software has also continued to focus on emerging economies such as India, China, Brazil, Russia and Eastern Europe, since the company believes those regions present significant growth opportunities for both its cloud and on-premise products in the future.

Share Buyback:

Between August 2009 and March 31, 2011, CDC Software, management, the CEO and family members and certain affiliates of the company, have purchased an aggregate of approximately 1.5 million shares at an average price of $8.10 per share. The Company has continued to repurchase its shares in the open market through a 10b5-1 trading plan.

Concluding Remarks:

“We are very pleased with the strong growth of our Cloud business in the first quarter of 2011 and our 62 percent increase in operating cash flow,” said Peter Yip, CEO of CDC Software. “While our profitability is impacted by the investments we are making in our Cloud business, we believe this will position us for strong growth in the future. Already, we have reported record Non-GAAP revenue in the company’s Cloud business and the highest level of total SaaS secured bookings in the first quarter of 2011 since we started our Cloud business in the fourth quarter of 2009. With this momentum, we have been continuing to progress with our previously announced goal to make recurring revenue an increasingly significant part of the company’s total revenue. Notably, we are also exploring various alternatives to maximize shareholder benefit from our Cloud business. I am also pleased with the planned corporate governance improvements, as well as our plan to reduce inter-company debt.”

Conference Call

The Company’s senior management will host a conference call for financial analysts and investors, Thursday, May 19, 2011 at 8:30 AM EDT.

USA and Canada Toll Free Number:	(866) 903-3296
Int’l/Local Dial-In #:	(706) 643-6263

Pass code: # 66612776 Call Leader: Monish Bahl

This call is being webcast by Thomson Reuters and can be accessed at the following link: http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=215971&eventID=3018326

Individual investors also can listen to the call through at the following link: www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via Thomsonone’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until May 26, 2011. U.S. based Toll Free Number: +1800-642-1687, U.S.-based Toll Number: +1 706-645-9291. Conference ID number: #66612776

Footnotes:

a) Adjusted Financial Measures

This press release includes Non-GAAP revenue, Non-GAAP net income, Non-GAAP earnings per share, Adjusted EBITDA, Non-GAAP recurring revenue and Adjusted EBITDA margin, which are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (collectively, the “Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share, and others, prepared under GAAP. These Non-GAAP Financial Measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

(b) Revised 2010 Information

Results provided herein for 2010 may be different than those previously reported in our press releases due to certain year-end adjustments required to be made in connection with the audit of our financial statements for the year ended December 31, 2010.

All dollar amounts are in U.S. dollars

Special Note Regarding CDC Software Financial Results

The financial results provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial results set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation, and should read the foregoing in conjunction with the reports and other materials filed with the United States Securities and Exchange Commission by CDC Corporation and CDC Software Corporation, from time to time.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, eCommerce, human capital management, government and not-for-profit, customer relationship management (CRM), complaint management, business intelligence/analytics and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about our continued investment in sales and marketing and research and development for our Cloud and on premise businesses and the impact thereof on our earnings now and in future periods, including the continuation of such impact and the potential benefits of these investments, our beliefs regarding returns on our marketing investments, our beliefs regarding recurring revenue as a percentage of total revenue and the continued increase of that percentage, our expectations regarding any future SaaS acquisitions or strategic investments in SaaS companies, our beliefs regarding the sales potential in markets such as Germany Brazil, Australia, China, India, Poland and Russia and our continued focus thereon, our beliefs regarding our sales metrics in our Cloud business, continued growth in the overall cloud market and the rate thereof, our plans with respect to user conferences for 2011, our beliefs and statements that may be contained in our statement of direction for Ross ERP, our expectations regarding our growth strategy, our planned acquisitions and investments, and our expectations regarding SaaS revenue, including momentum and expectations for revenue performance, our beliefs regarding strategic partnerships, our beliefs regarding the effective execution on our corporate strategies and the effects thereof, our expectations regarding future revenues and the proportion of which may come from recurring sources, our beliefs regarding any trends we may see, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the risk of significant liability and losses from any litigation matters or other disputes in which we may be involved, including the litigation between Sunshine Mills, Inc. and Ross Systems; (c) risks related to the potential impact of any litigation matters, including the Sunshine Mills matter, on our business, operations and financial condition; (d) risks related to our the variability of and basis for, any assessments and estimates made by management herein; (e) risks related to our Cloud business; (f) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners, including our expansion as a hybrid enterprise software provider of on-premise and cloud deployments; (g) the effects of restructurings and rationalization of operations in our companies; (h) the ability to address technological changes and developments including the development and enhancement of products; (i) the ability to develop and market successful products and services, including our expansion as a hybrid enterprise software provider; (j) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (k) the possibility of development or deployment difficulties or delays; (l) the dependence on customer satisfaction with the company’s software products and services; (m) continued commitment to the deployment of our enterprise software products, including on-premise and cloud deployments; (n) risks involved in developing software solutions and integrating them with fourth-party software and services; (o) the continued ability of the company’s products and services to address client-specific requirements; (p) demand for and market acceptance of new and existing software and services, and the positioning of the company’s solutions; (q) the ability of our customers’ staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

CDC Software

Unaudited Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars except share and per share data)

Table 1

	December 31, 2010	March 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$44,748	$34,882
Restricted cash	93	94
Accounts receivable (net of allowance of $4,263 at December 31, 2010 and $3,467 at March 31, 2011)	41,555	43,658
Prepayments and other current assets	10,698	14,424
Deferred tax assets	7,109	7,112

Total current assets	104,203	100,170

Property and equipment, net	4,823	4,382
Goodwill	176,679	179,714
Intangible assets	60,990	56,874
Deferred tax assets	25,089	25,124
Receivable from Parent	31,865	36,233
Note receivable due from related parties	1,885	2,012
Investment in cost method investees	675	709
Other assets	3,494	2,848

Total assets	$409,703	$408,066

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,357	$13,798
Purchase consideration payables	34	744
Income tax payable	6,513	5,331
Short-term bank loans	15,055	—
Accrued liabilities	27,477	30,438
Restructuring accruals, current portion	1,547	1,025
Deferred revenue	52,600	60,395
Deferred tax liabilities	361	428

Total current liabilities	116,944	112,159

Long-term debt	242	220
Deferred tax liabilities	18,505	18,619
Purchase consideration payables, net of current portion	1,563	893
Other liabilities	8,900	8,605

Total liabilities	146,154	140,496

Contingencies and commitments

Shareholders’ equity:
Class A ordinary shares, $0.001 par value; 50,000,000 shares authorized; 5,210,638 shares issued as of December 31, 2010 and March 31, 2011; 3,934,186 and 3,808,395 shares outstanding as of December 31, 2010 and March 31, 2011, respectively	5	5
Class B ordinary shares, $0.001 par value; 27,000,000 shares authorized; 24,200,000 shares issued as of December 31, 2010 and March 31, 2011; 23,789,362 shares outstanding as of December 31, 2010 and March 31, 2011	24	24
Additional paid-in capital	252,462	253,440
Common stock held in treasury; 1,276,452 shares as of December 31, 2010 and 1,402,243 as of March 31, 2011	(10,423)	(11,267)
Retained earnings	21,866	19,684
Accumulated other comprehensive income (loss)	(778)	5,305

Total shareholders’ equity	263,156	267,191

Noncontrolling interest	393	379

Total equity	263,549	267,570

Total liabilities and shareholders’ equity	$409,703	$408,066

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

Table 2

	Three months ended
	December 31, 2010	March 31, 2011
REVENUE:
Licenses (including royalties from related parties of $216 and $534, respectively)	$10,138	$6,399
Maintenance (including royalties from related parties of $96 and $160, respectively)	26,304	25,521
Professional services (including royalties from related parties of Nil and $20, respectively)	14,946	14,772
Hardware	1,230	1,161
SaaS	3,988	4,523

Total revenue	56,606	52,376

COST OF REVENUE:
Licenses	4,268	3,501
Maintenance	5,044	5,120
Professional services (including cost from related parties of $2,893 and Nil, respectively)	13,733	13,356
Hardware	978	878
SaaS	1,387	1,582

Total cost of revenue	25,410	24,437

Gross profit	31,196	27,939
Gross margin %	55%	53%

OPERATING EXPENSES:
Sales and marketing expenses	12,081	12,561
Research and development expenses	7,484	7,517
General and administrative expenses	10,911	9,563
Operating expenses allocated to Parent	(2,808)	(2,184)
Exchange (gain) loss	(442)	520
Amortization expenses	1,411	1,606
Restructuring and other charges	5,946	1,074

Total operating expenses	34,583	30,657

Operating loss	(3,387)	(2,718)
Operating margin %	-6%	-5%

Other income, net (including interest income from Parent of $304 and $251, respectively)	95	102

Loss before income taxes	(3,292)	(2,616)
Income tax benefit	752	386

Net loss	(2,540)	(2,230)
Net (income) loss attributable to noncontrolling interest	(5)	14

Net loss attributable to controlling interest	$(2,545)	$(2,216)

Net loss attributable to controlling interest per class A ordinary share - basic and diluted	$(0.09)	$(0.08)

Net loss attributable to controlling interest per class B ordinary share - basic and diluted	$(0.09)	$(0.08)

Weighted average shares of class A outstanding - basic and diluted	4,533,139	3,808,395

Weighted average shares of class B outstanding - basic and diluted	23,789,362	23,789,362

Total weighted average shares - basic and diluted	28,322,501	27,597,757

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

Table 3

	Three months ended March 31,
	2010	2011
REVENUE:
Licenses (including royalties from related parties of $495 and $534, respectively)	$7,923	$6,399
Maintenance (including royalties from related parties of $95 and $160, respectively)	24,870	25,521
Professional services (including royalties from related parties of $3 and $20, respectively)	14,723	14,772
Hardware	907	1,161
SaaS	2,103	4,523

Total revenue	50,526	52,376

COST OF REVENUE:
Licenses	4,766	3,501
Maintenance	4,114	5,120
Professional services	13,488	13,356
Hardware	774	878
SaaS	736	1,582

Total cost of revenue	23,878	24,437

Gross profit	26,648	27,939
Gross margin %	53%	53%

OPERATING EXPENSES:
Sales and marketing expenses	9,987	12,561
Research and development expenses	6,784	7,517
General and administrative expenses	7,832	9,563
Operating expenses allocated to Parent	(2,342)	(2,184)
Exchange loss	623	520
Amortization expenses	1,280	1,606
Restructuring and other charges	573	1,074

Total operating expenses	24,737	30,657

Operating income (loss)	1,911	(2,718)
Operating margin %	4%	-5%

Other income, net (including interest income from Parent of $358 and $251, respectively)	730	102

Income (loss) before income taxes	2,641	(2,616)
Income tax (expense) benefit	(580)	386

Net income (loss)	2,061	(2,230)
Net (income) loss attributable to noncontrolling interest	(88)	14

Net income (loss) attributable to controlling interest	$1,973	$(2,216)

Unaudited pro forma information:
Net income (loss) attributable to controlling interest per class A ordinary share - basic and diluted	$0.07	$(0.08)

Net income (loss) attributable to controlling interest per class B ordinary share - basic and diluted	$0.07	$(0.08)

Weighted average shares of class A outstanding - basic and diluted	4,596,329	3,808,395

Weighted average shares of class B outstanding - basic and diluted	24,196,927	23,789,362

Total weighted average shares - basic and diluted	28,793,256	27,597,757

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

Table 4

	Three months ended
	December 31, 2010	March 31, 2011
OPERATING ACTIVITIES:
Net loss	$(2,540)	$(2,230)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	815	766
Amortization expense	4,726	4,688
Provision for bad debt	413	261
Stock compensation expenses	619	978
Deferred income tax provision	(1,864)	(38)
Exchange (gain) loss	(443)	520
Loss on disposal of property and equipment	1	—
Gain on disposal of available-for-sale securities	(219)	(22)
Impairment of cost investments	936	—
Amortization of debt issuance costs	232	87
Accrued interest income from Parent	(322)	(251)
Accrued interest income	(42)	(30)
Changes in operating assets and liabilities:
Accounts receivable	1,088	(2,281)
Deposits, prepayments and other receivables	1,154	(3,726)
Other assets	(862)	340
Accounts payable	2,957	642
Income tax payable	755	(1,182)
Accrued liabilities	5,366	2,975
Deferred revenue	1,087	7,795
Other liabilities	(1,260)	(413)

Net cash provided by operating activities	12,597	8,879

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(38)	—
Payment for prior year acquisitions	(500)	(500)
Purchases of property and equipment	(350)	(325)
Disposal of marketable securities	907	—
Investment in cost method investees	57	—
Decrease (increase) in restricted cash	1	(1)

Net cash provided by (used in) investing activities	77	(826)

FINANCING ACTIVITIES:
Borrowings from (advances to) Parent, net	(903)	(4,023)
Short-term borrowings (payments), net	(625)	(15,000)
Debt issuance costs	(1,389)	—
Purchases of treasury stock	(1,261)	(844)
Payments for capital lease obligations	(121)	(71)

Net cash used in financing activities	(4,299)	(19,938)

Effect of exchange differences on cash	(80)	2,019

Net increase (decrease) in cash and cash equivalents	8,295	(9,866)
Cash at beginning of period	36,453	44,748

Cash at end of period	$44,748	$34,882

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

Table 5

	Three months ended March 31,
	2010	2011
OPERATING ACTIVITIES:
Net income (loss)	$2,061	$(2,230)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	699	766
Amortization expense	5,105	4,688
Provision for bad debt	(109)	261
Stock compensation expenses	444	978
Deferred income tax provision	—	(38)
Exchange gain	623	520
Gain on disposal of marketable securities	(319)	(22)
Amortization of debt issuance costs	—	87
Accrued interest income from Parent	(358)	(251)
Accrued interest income	—	(30)
Changes in operating assets and liabilities:
Accounts receivable	(584)	(2,281)
Deposits, prepayments and other receivables	(2,611)	(3,726)
Other assets	(193)	340
Accounts payable	(107)	642
Income tax payable	203	(1,182)
Accrued liabilities	(1,305)	2,975
Deferred revenue	1,665	7,795
Other liabilities	265	(413)

Net cash provided by operating activities	5,479	8,879

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(2,246)	—
Payment for prior year acquisitions	—	(500)
Purchases of property and equipment	(306)	(325)
Disposal of marketable securities	1,121	—
Increase in restricted cash	—	(1)

Net cash used in investing activities	(1,431)	(826)

FINANCING ACTIVITIES:
Borrowings from (advances to) Parent, net	1,739	(4,023)
Short-term borrowings (payments), net	737	(15,000)
Purchases of treasury stock	(1,343)	(844)
Payments for capital lease obligations	(118)	(71)

Net cash provided by (used in) financing activities	1,015	(19,938)

Effect of exchange differences on cash	(903)	2,019

Net increase (decrease) in cash and cash equivalents	4,160	(9,866)
Cash at beginning of period	40,349	44,748

Cash at end of period	$44,509	$34,882

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars except share and per share data)

Table 6

	Three months ended
	December 31, 2010	March 31, 2011
Consolidated
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(3,387)	$(2,718)
Add back restructuring and other charges	5,946	1,074
Add back depreciation expense	815	766
Add back amortization expense	1,411	1,606
Add back amortization expense included in cost of revenue	3,318	3,082
Add back stock compensation expense	619	978
Add back exchange gain	(442)	520
Add back deferred revenue grind (1)	831	263

Adjusted EBITDA	$9,111	$5,571

Adjusted EBITDA margin %	16%	11%

	Three months ended
	December 31, 2010	March 31, 2011
On Premise
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income	$6,411	$3,065
Add back restructuring and other charges	4,734	1,014
Add back depreciation expense	251	214
Add back amortization expense	1,245	1,253
Add back amortization expense included in cost of revenue	3,084	2,823
Add back stock compensation expense	619	978
Add back exchange gain	(442)	520
Add back deferred revenue grind (1)	105	39

Adjusted EBITDA	$16,007	$9,906

Adjusted EBITDA margin %	31%	22%

	Three months ended
	December 31, 2010	March 31, 2011
Cloud
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(1,542)	$(1,388)
Add back restructuring and other charges	(128)	38
Add back depreciation expense	330	308
Add back amortization expense	165	353
Add back amortization expense included in cost of revenue	234	259
Add back deferred revenue grind (1)	726	224

Adjusted EBITDA	$(215)	$(206)

Adjusted EBITDA margin %	-4%	-3%

	Three months ended
	December 31, 2010	March 31, 2011
Corporate
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(8,256)	$(4,395)
Add back restructuring and other charges	1,340	22
Add back depreciation expense	235	244

Adjusted EBITDA	$(6,681)	$(4,129)

Adjusted EBITDA margin %	-12%	-8%

(1)	Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars except share and per share data)

Table 7

	Three months ended March 31,
	2010	2011
Consolidated
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income (loss)	$1,911	$(2,718)
Add back restructuring and other charges	573	1,074
Add back depreciation expense	699	766
Add back amortization expense	1,280	1,606
Add back amortization expense included in cost of revenue	3,825	3,082
Add back stock compensation expenses	444	978
Add back exchange gain	623	520
Add back deferred revenue grind (1)	1,204	263

Adjusted EBITDA	$10,559	$5,571

Adjusted EBITDA margin %	20%	11%

	Three months ended March 31,
	2010	2011
On Premise
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income	$4,884	$3,065
Add back restructuring and other charges	564	1,014
Add back depreciation expense	442	214
Add back amortization expense	1,170	1,253
Add back amortization expense included in cost of revenue	3,634	2,823
Add back stock compensation expenses	444	978
Add back exchange gain	623	520
Add back deferred revenue grind (1)	350	39

Adjusted EBITDA	$12,111	$9,906

Adjusted EBITDA margin %	26%	22%

	Three months ended March 31,
	2010	2011
Cloud
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$20	$(1,388)
Add back restructuring and other charges	(10)	38
Add back depreciation expense	63	308
Add back amortization expense	110	353
Add back amortization expense included in cost of revenue	191	259
Add back deferred revenue grind (1)	854	224

Adjusted EBITDA	$1,228	$(206)

Adjusted EBITDA margin %	27%	-3%

	Three months ended March 31,
	2010	2011
Corporate
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(2,993)	$(4,395)
Add back restructuring and other charges	19	22
Add back depreciation expense	194	244

Adjusted EBITDA	$(2,780)	$(4,129)

Adjusted EBITDA margin %	-5%	-8%

(1)	Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Software

Unaudited Reconciliation From GAAP Results to Non-GAAP Net Income

(Amounts in thousands of U.S. dollars except share and per share data)

Table 8

	Three months ended
	March 31,
	2010	2011
(a) Reconciliation from GAAP net income (loss) attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income (loss) attributable to controlling interest	$1,973	$(2,216)
Add back restructuring and other charges	573	1,074
Add back amortization expense	1,280	1,606
Add back amortization expense included in cost of revenue	3,825	3,082
Add back stock based compensation	444	978
Add back exchange gain	623	520
Add back deferred revenue grind (1)	1,204	263
Add back non cash tax expense	348	(232)
Tax affect on all reconciling items	(2,226)	(1,956)

Non-GAAP net income	$8,044	$3,119

Non-GAAP net income as a % of revenue	16%	6%
Total weighted average shares outstanding (basic and dilutive)	28,793,256	27,597,757
Non-GAAP net income per share (basic and dilutive)	$0.28	$0.11

	Three months ended
	December 31,	March 31,
	2010	2011
(a) Reconciliation from GAAP net loss attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net loss attributable to controlling interest	$(2,545)	$(2,216)
Add back restructuring and other charges	5,946	1,074
Add back amortization expense	1,411	1,606
Add back amortization expense included in cost of revenue	3,318	3,082
Add back stock based compensation	619	978
Add back exchange gain	(442)	520
Add back deferred revenue grind (1)	831	263
Add back non cash tax expense	(451)	(232)
Tax affect on all reconciling items	(3,038)	(1,956)

Non-GAAP net income	$5,649	$3,119

Non-GAAP net income as % of revenue	10%	6%
Total weighted average shares outstanding (basic and dilutive)	28,322,501	27,597,757
Non-GAAP net income per share (basic and dilutive)	$0.20	$0.11

(1)	Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Software

Unaudited Reconciliation From GAAP Revenue to Non-GAAP Revenue

(Amounts in thousands of U.S. dollars)

Table 9

	Three months ended
GAAP Results	March 31, 2010	December 31, 2010	March 31, 2011
On Premise
Licenses	$7,664	$9,916	$6,201
Maintenance	24,650	25,805	24,690
Professional services	13,682	14,268	13,706
Hardware	907	1,230	1,161

Total On Premise	46,903	51,219	45,758

Cloud
Licenses	$259	$222	$198
Maintenance	220	499	831
Professional services	1,041	678	1,066
SaaS	2,103	3,988	4,523

Total Cloud	3,623	5,387	6,618

Total revenue	$50,526	$56,606	$52,376

	Three months ended
Non-GAAP Adjustment (1)	March 31, 2010	December 31, 2010	March 31, 2011
On Premise
Licenses	$—	$—	$—
Maintenance	350	90	31
Professional services	—	15	8

Total On Premise	350	105	39

Cloud
Licenses	$43	$—	$—
Maintenance	583	306	—
Professional services	94	86	75
SaaS	134	334	149

Total Cloud	854	726	224

Total revenue	$1,204	$831	$263

	Three months ended
Non-GAAP Results	March 31, 2010	December 31, 2010	March 31, 2011
On Premise
Licenses	$7,664	$9,916	$6,201
Maintenance	25,000	25,895	24,721
Professional services	13,682	14,283	13,714
Hardware	907	1,230	1,161

Total On Premise	47,253	51,324	45,797

Cloud
Licenses	$302	$222	$198
Maintenance	803	805	831
Professional services	1,135	764	1,141
SaaS	2,237	4,322	4,672

Total Cloud	4,477	6,113	6,842

Total revenue	$51,730	$57,437	$52,639

(1)	Non-GAAP adjustment represents deferred revenue grind adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.